UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment Number 1)

OGLEBAY NORTON COMPANY

-------------------------------------------------------------------------------


(Name of Issuer)

COMMON STOCK

-------------------------------------------------------------------------------


(Title of Class of Securities)


677007205

-------------------------------------------------------------------------------


(CUSIP Number)

1/1/06

-------------------------------------------------------------------------------


(Date of Event Which Requires Filing of this Statement


Thomas O. Boucher, Jr.
Ingalls & Snyder, LLC
61 Broadway
New York, New York 10006
212-269-7800

-------------------------------------------------------------------------------


(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE (ENTITIES ONLY)

     INGALLS & SNYDER, LLC
     13-5156620


-------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)



[  ] (a)



[] (b)



-------------------------------------------------------------------------------

3 SEC USE ONLY



-------------------------------------------------------------------------------

4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, OO



-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)



[   ]




-------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
NEW YORK STATE


-------------------------------------------------------------------------------

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7   SOLE VOTING POWER 0

8 SHARED VOTING POWER 0

9 SOLE DISPOSITIVE POWER 0

10 SHARED DISPOSITIVE POWER     2,985,203



-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,985,203 (see Item 5)



-------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)



[  ]




-------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   50.4% (see Item 5)



-------------------------------------------------------------------------------

14
 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   BD, IA




-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE (ENTITIES ONLY)
     INGALLS & SNYDER VALUE PARTNERS, L.P.
     13-3694561


-------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)



[  ] (a)



[] (b)



-------------------------------------------------------------------------------

3 SEC USE ONLY



-------------------------------------------------------------------------------

4 SOURCE OF FUNDS (SEE INSTRUCTIONS)
   WC



-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)



[   ]




-------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
NEW YORK STATE


-------------------------------------------------------------------------------

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7 SOLE VOTING POWER 1,230,211

8 SHARED VOTING POWER 0

9 SOLE DISPOSITIVE POWER 0

10 SHARED DISPOSITIVE POWER    1,230,211


-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,230,211 (see item 5)




-------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)



[   ]




-------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   26.9% (see Item 5)



-------------------------------------------------------------------------------

14
 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   PN



-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE (ENTITIES ONLY)
     THOMAS O. BOUCHER, JR.


-------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)



[   ] (a)



[] (b)



-------------------------------------------------------------------------------

3 SEC USE ONLY



-------------------------------------------------------------------------------

4 SOURCE OF FUNDS (SEE INSTRUCTIONS)
   AF, PF



-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)



[   ]




-------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA


-------------------------------------------------------------------------------

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7   SOLE VOTING POWER 10,396

8 SHARED VOTING POWER 0

9 SOLE DISPOSITIVE POWER 10,396

10 SHARED DISPOSITIVE POWER   144,868



-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   155,264 (see Item 5)



-------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)



[   ]




-------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  4.2% (see Item 5)



-------------------------------------------------------------------------------

14
 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   IN




-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE (ENTITIES ONLY)
     ROBERT L. GIPSON



-------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)



[   ] (a)



[] (b)



-------------------------------------------------------------------------------

3 SEC USE ONLY



-------------------------------------------------------------------------------

4 SOURCE OF FUNDS (SEE INSTRUCTIONS)
   AF, PF, OO



-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


[   ]




-------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA


-------------------------------------------------------------------------------

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7   SOLE VOTING POWER 47,923

8 SHARED VOTING POWER 0

9 SOLE DISPOSITIVE POWER 47,923

10 SHARED DISPOSITIVE POWER    0



-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   47,923 (see Item 5)



-------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)



[   ]




-------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   1.3% (see Item 5)



-------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   IN




-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE (ENTITIES ONLY)
     STEVEN M. FOOTE



-------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)



[   ] (a)



[] (b)



-------------------------------------------------------------------------------

3 SEC USE ONLY



-------------------------------------------------------------------------------

4 SOURCE OF FUNDS (SEE INSTRUCTIONS)
   AF, PF, OO



-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


  [   ]




-------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA


-------------------------------------------------------------------------------

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7   SOLE VOTING POWER 0

8 SHARED VOTING POWER 0

9 SOLE DISPOSITIVE POWER 0

10 SHARED DISPOSITIVE POWER    960,322



-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   960,322



-------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)



[   ]




-------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   22.2%



-------------------------------------------------------------------------------

14
 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   IN



-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE (ENTITIES ONLY)

ADAM D. JANOVIC



-------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)



[   ] (a)



[] (b)



-------------------------------------------------------------------------------

3 SEC USE ONLY



-------------------------------------------------------------------------------

4 SOURCE OF FUNDS (SEE INSTRUCTIONS)
   AF, PF, OO



-------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


  [   ]




-------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA


-------------------------------------------------------------------------------

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7   SOLE VOTING POWER 18,109

8 SHARED VOTING POWER 0

9 SOLE DISPOSITIVE POWER 18,109

10 SHARED DISPOSITIVE POWER    550,031



-------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   568,140



-------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (SEE INSTRUCTIONS)



[   ]




-------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   14%



-------------------------------------------------------------------------------

14
 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

   IN


-------------------------------------------------------------------------------

INTRODUCTION

This Amendment No. 1 amends the Schedule 13D Statement dated February 10, 2005 (the "Statement") as follows:

Item 2. Identity and Background


          Item 2 is amended and restated to read as follows: The Reporting Persons filing this statement are (i) Ingalls & Snyder, LLC, a New York limited liability company ("I&S"), (ii) Ingalls & Snyder Value Partners, L.P., a New York limited partnership ("ISVP"), (iii) Thomas
          O. Boucher, Jr., a citizen of the United States, (iv) Robert L. Gipson, a citizen of the United States, and (v) Steven M. Foote, a citizen of the United States, (vi) Adam Janovic, a citizen of the United States.

           At 12/31/05 Messrs. Boucher and Gipson were the general partners of ISVP. Effective 1/1/06, Mr. Janovic, became a general partner of ISVP as well. Mr. Boucher is a Managing Director of I&S. Mr. Foote, Mr. Gipson and Mr. Janovic are Senior Directors of I&S. The other Managing Directors of I&S are: Lawton S. Lamb, William Reed Simmons, John J. Dougherty, Edward H. Oberst, Robert E. Belknap, H. Shepard Boone, Christopher R. Siege, Roger Liddell and Thomas P. DiTosto, each of whom is a citizen of the United States. The address of the principal business and principal office of each of the Reporting Persons, Mr. Janovic, and each of the Managing Director of I&S is
		61 Broadway, New York, New York 10006.



          The principal business of I&S is acting as a broker/dealer and investment advisor. The principal business of ISVP is acting as a private investment partnership. The principal employment of each of Mr. Gipson, Mr. Foote and Mr. Janovic is acting as a Senior Director of I&S and of each Managing Director of I&S is acting in such capacity.

         Neither the Reporting Persons nor the Managing Directors of I&S has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.



Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated to read as follows:

        All discussion assumes the conversion of the shares of Oglebay Norton Convertible Preferred Stock owned by the reporting entity. These shares are reported under a separate 13D/A filed January 12, 2006 by the parties. That 13D/A and its amendments are incorporated herein by reference.

          As of the close of business on January 1, 2006, I&S may be deemed to beneficially own 2,985,203 shares of the Common Stock
          (representing 50.4% of the class). These shares consist of 1,230,211 shares of the Common Stock as to which I&S shares dispositive power with ISVP, an investment partnership managed by I&S, and shares of the Common Stock held in brokerage accounts at I&S,as to which I&S shares dispositive power with Messrs. Boucher, Foote, Janovic, Boone, DiTosto, Dougherty and Siege, who hold discretionary investment authority over certain of such brokerage accounts, and the applicable customer .

          As of the close of business on January 1, 2006, ISVP may be deemed to beneficially own 1,230,211 shares of the Common Stock
          (representing 26.9% of the class), as to which ISVP shares dispositive power with I&S and has sole voting power.

          As of the close of business on January 1, 2006, Mr. Boucher may be deemed to beneficially own 155,264 shares of the Common Stock, (representing 4.2% of the class) consisting of 10,396 shares of the Common Stock as to which Mr. Boucher has sole voting and dispositive power, and 144,868 shares held in brokerage accounts at I&S, as to which Mr. Boucher shares dispositive power with I&S and the applicable customers.

          As of the close of business on January 1, 2006, Mr. Gipson may be deemed to beneficially own 47,923 shares of the Common Stock (representing 1.3% of the class), over which he has sole voting and dispositive power.

          As of the close of business on January 1, 2006, Mr. Foote may be deemed to beneficially own 960,322 shares of the Common
          Stock (representing 22.2% of the class), consisting of 960,322 Shares as to which Mr. Foote shares dispositive power with I&S and the applicable customers.

          As of the close of business on January 1, 2006, Mr. Janovic may be deemed to beneficially own 568,140 shares of the Common
          Stock (representing 14% of the class), consisting of 550,031 Shares as to which Mr. Janovic shares dispositive power with I&S and the applicable customers, and 18,109 shares as to which he holds sole voting and dispositive authority.

          Each of Messrs. Boone, DiTosto, Dougherty and Siege has discretionary investment authority over shares held in certain brokerage accounts at I&S and therefore shares dispositive power over these shares with I&S and the applicable customers. None of Messrs. Boone, DiTosto, Dougherty and Siege is deemed to be the beneficial owner of more than five percent of the Convertible Preferred Stock.



           The holders of the brokerage accounts as to which Messrs. Boucher, Foote, Janovic, Boone, DiTosto, Dougherty or Siege has been granted discretionary investment authority referred to above may revoke such discretionary authority at any time and have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock held in their respective brokerage account.

	As a result of a change in the structure of ISVP as of January 1, 2006, each of Messrs. Boucher and Gipson ceased to be the beneficial owner of shares held by ISVP and, as a result, ceased to be the beneficial owner of more than 5% of the Common Stock as of such date.




SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 11, 2006

INGALLS & SNYDER, LLC


By: /s/ Thomas O. Boucher, Jr.
       Thomas O. Boucher, Jr.
       Managing Director

INGALLS & SNYDER VALUE PARTNERS, L.P.


By: /s/ Thomas O. Boucher, Jr.
       Thomas O. Boucher, Jr.
       General Partner

/s/ Thomas O. Boucher, Jr.
Thomas O. Boucher, Jr.

/s/ Robert L. Gipson
Robert L. Gipson

/s/ Steven M. Foote
Steven M. Foote


/s/ Adam Janovic
Adam Janovic